Exhibit 4.3

July 13, 2012.

Petrobras Argentina S.A.

Maipú 1, Piso 22,

City of Buenos Aires, Argentina

Petrobras Hispano Argentina S.A.

Sagasta 26, piso 6 Derecha,

City of Madrid, Spain

Pampa Energia S.A.

Ortiz de Ocampo 3302, Building 4, 4th floor,

City of Buenos Aires, Argentina

Pampa Inversiones S.A.

Costa Rica 1538, 11500,

City of Montevideo, Uruguay

Inversiones Argentina I

Clifton House, 75 Fort Street, PO Box 190GT,

George Town, Grand Cayman, Cayman Islands

EPCA S.A.

Ortiz de Ocampo 3302, Building 4, 4th floor,

City of Buenos Aires, Argentina

The Royal Bank of Scotland N.V., Sucursal Argentina

Av. Leandro N. Alem 518, 2nd floor,

City of Buenos Aires, Argentina

Re:	Fifth Amendment to Restructuring Agreement Offer Letter

Dear Sirs:

The undersigned, Compañía de Inversiones de Energía S.A. (the “Company” or “CIESA”), a company organized and existing under the laws of Argentina and domiciled at Don Bosco 3672, Piso 6, City of Buenos Aires, Argentina, represented herein by Mr. Ricardo Isidro Monge, in his capacity as attorney-in-fact with sufficient and effective powers to act herein, are pleased to address this offer letter to: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) , formerly known as Petrobras Energía S.A., a company organized and existing under the laws of Argentina and domiciled at Maipú 1, Piso 22, City of Buenos Aires, Argentina, (ii) Petrobras Hispano Argentina S.A. (“PHA” and, together with Petrobras Argentina, “PESA”), a company organized and existing under the laws of Spain and domiciled at Sagasta 26, piso 6 Derecha, in the City of Madrid, Spain, with special domicile to this effect at Maipú 1, Piso 14, City of Buenos Aires, Argentina, (iii) Pampa Energia S.A., a company organized and existing under the laws of Argentina and domiciled at Ortiz de Ocampo 3302, Edificio 4, Piso 4, City of Buenos Aires, Argentina (“Pampa Energia”), (iv) Pampa Inversiones S.A., a company organized and existing under the laws of Uruguay and domiciled at Costa Rica 1538, 11500, Montevideo, Uruguay (“PI”), (v) Inversiones Argentina I, a company organized and existing under the laws of the Cayman Islands (“IAI”) (Pampa Energia, PI and IAI, collectively, “PAMPA”), (vi) EPCA S.A., a company organized and existing under the laws of Argentina and domiciled at Ortiz de Ocampo 3302, Building 4, 4th floor, City of Buenos Aires, Argentina (“EPCA”), and (vii) The Royal Bank of Scotland N.V., Sucursal Argentina, a branch organized and existing under the laws of Argentina and domiciled at Av. Leandro N. Alem 518, 2nd floor, City of Buenos Aires, Argentina (the “MSA Trustee”) (each of the eight foregoing entities a “Party” and referred to collectively as the “Parties”), in order to the enter into a fifth amendment to the Restructuring Agreement (as defined below) in strict accordance with terms and conditions set forth below (the “Fifth Amendment”):

RECITALS

(i) WHEREAS, the Company is a holding company and states that it currently holds as its main asset fifty five point two hundred ninety six percent (55.296%) of the Capital Stock of Transportadora de Gas del Sur S.A. (“TGS”) as follows: four hundred five million one hundred ninety two thousand five hundred ninety four (405,192,594) ordinary class “A” shares and thirty four million one hundred thirty three thousand two hundred (34,133,200) ordinary class “B” shares;

(ii) WHEREAS, in order to comply with certain commitments agreed between EPCA, Enron Argentina Ciesa Holding S.A. (“EACH”), PESA and Ponderosa Assets L.P. through an agreement called Master Settlement and Mutual Release Agreement, on August 29, 2005, EPCA, EACH, PESA, CIESA and the MSA Trustee entered into a trust agreement which provides the fiduciary transfer by EPCA and EACH to the MSA Trustee of shares representing 40% of the capital stock of CIESA (the “MSA Trust”);

(iii) WHEREAS, on September 1, 2005, CIESA, PESA, EPCA, the MSA Trustee and the financial creditors of CIESA (the “Creditors”) executed a Restructuring Agreement, amended on May 31, 2006, August 23, 2007, March 25, 2008 and May 17, 2011 (the “Restructuring Agreement”) with respect to certain Notes (Obligaciones Negociables) issued by CIESA on April 22, 1997 (the “Notes”) and two derivative transactions originally executed between CIESA and (a) J. Aron & Company on August 3, 2000 and (b) Morgan Guaranty Trust Company of New York on August 4, 2000 (jointly, the “Derivatives”);

(iv) WHEREAS, on September 7, 2005, those Creditors that chose the Debt Option exchanged their Existing Debt Obligations for New Debt Obligations;

(v) WHEREAS, Ashmore Energy International, later denominated AEI, acquired 100% of the Equity Option Debt (as defined below);

(vi) WHEREAS, on January 8, 2009, AEI delivered a Notice of Termination to the parties of the Restructuring Agreement under the provisions of Section 9.4 and Section 12.7 of the Restructuring Agreement, which resulted in certain lawsuits being brought by CIESA and AEI, including the case “Compañia de Inversiones de Energía S.A. v. AEI f/k/a Ashmore Energy International f/k/a Prisma Energy International Inc., AEI v. Compañia de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Energía S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York, New York County, Index No. 600245/09E (the “New York Litigation”);

(vii) WHEREAS, PAMPA declares that: (A) through PI it has acquired from AEI: (a) 100% of the shares and voting rights of IAI, (b) 100% of the Equity Option Debt (subsequently transferred by IAI to PI on June 21, 2012) and (c) AEI’s rights arising under the New York Litigation, and (B) through Pampa Energia it has acquired, after approval of the transaction by the Natural Gas Regulatory Entity (Ente Nacional Regulador del Gas) in the File ENRG No. 9151 by means of Nota ENRG N° 2812, all of the outstanding shares of capital stock of EPCA and, as a result of that acquisition, EPCA is now a subsidiary of Pampa Energía;

(viii) WHEREAS, PESA, PAMPA and CIESA entered into a Memorandum of Agreement dated May 10, 2011, (the “MOA”) which provided, inter alia, that such parties would negotiate and reach an agreement to (a) first, suspend (“standstill”) the New York Litigation, reestablish the restructuring set forth in the Restructuring Agreement (based on the exchange of the Equity Option Debt for the Equity Option Consideration as described in Section 2.6 of the Restructuring Agreement and elsewhere in the Restructuring Agreement) and include PAMPA as a party to the Restructuring Agreement, with the objective of obtaining the Regulatory Approvals and compliance with the remaining Conditions Precedent for the consummation of the Equity Option under the Restructuring Agreement, and (b) second, settle and resolve the New York Litigation;

(ix) WHEREAS, although the Parties have obtained approval from the Natural Gas Regulatory Entity (Ente Nacional Regulador del Gas) in the File ENRG No. 17,478 by means of Nota ENRG N° 11,362 dated October 5, 2011 and the favorable opinion of the Comisión Nacional de Defensa de la Competencia (“CNDC”) (dictamen No. 918 in the File No. S01:0206284/2011 (Concentracion 908) dated December 5, 2011), the Regulatory Approval by the CNDC required for the exchange of the Existing Debt Obligations of those Creditors that chose the Equity Option (the “Equity Option Debt”) has not been obtained to date, which has resulted in one of the Conditions Precedent not being satisfied and the Consenting Creditors Consummation Date of the Equity Option Creditors not occurring to date;

(x) WHEREAS, on May 17, 2011, the Parties entered into the Fourth Amendment to the Restructuring Agreement (the “Fourth Amendment”), which provided that on the Equity Option Consummation Date, among other transactions, (a) CIESA would capitalize part of the Existing Debt Obligations and (b) due to the capital increase in CIESA as a result of the capitalization of the Existing Debt Obligations, the CIESA shares held by the MSA Trust would be transferred to PESA, which would result in PESA holding fifty percent 50% of the shares of CIESA and PAMPA holding directly and indirectly the remaining fifty percent (50%) of the shares of CIESA;

(xi) WHEREAS, PESA, PAMPA and CIESA did not agree to extend the MOA, which expired on May 11, 2012 and accordingly the standstill period agreed with regards to the New York Litigation also expired, which has enabled the parties to it to continue the dispute in New York Court in the event that the New York Litigation is not settled;

(xii) WHEREAS on the date hereof PESA, PAMPA and CIESA entered into a Settlement Agreement (“Settlement Agreement”) with the intention to terminate and extinguish to the fullest extent permitted by law the New York Litigation and, provided that the Debt Restructuring Step (as defined below) has occurred, mutually release each other from all claims and actions in the New York Litigation; in that regard they have also agreed to amend the Restructuring Agreement according to the terms provided herein;

(xiii) WHEREAS in order to accomplish the final settlement of the New York Litigation, in furtherance of the Restructuring Agreement, and subject to the terms of the Settlement Agreement, PESA, PAMPA and CIESA agree that, without altering the substance of the Restructuring Agreement under which at completion each of PESA and PAMPA would hold 50% of the CIESA shares, they would amend the Restructuring Agreement and, among other terms, modify the Amended Share Issuance and Transfer Steps (as defined in the Fourth Amendment), and replace them by the Debt Restructuring Step and the Share Transfer Steps (as defined below) to be implemented in two separate stages as set forth in the terms provided below; and

(xiv) WHEREAS the agreed amendment to the Restructuring Agreement will confer no equity ownership or other rights in CIESA to PAMPA pending CNDC approval of the transfer of the MSA Trust Shares (as defined below) to PAMPA and, accordingly, no material change has occurred in the transaction submitted for approval of the CNDC.

NOW, THEREFORE, the Parties hereby agree as follows:

CLAUSES

1.	Definitions.

All terms not otherwise defined herein, shall have the meaning assigned to them in the Restructuring Agreement.

2.	Ownership of Notes and Debt.

PAMPA declares and warrants that (a) it has indirectly acquired and is the beneficial owner of 100% of the Equity Option Debt, which is represented by outstanding Notes issued by CIESA, and the Derivatives for an aggregate amount of two hundred one million, four hundred seventy five thousand, seven hundred fifty four Dollars and eighty eight cents (US$ 201,475,754.88) in principal amount plus all accrued and unpaid interest and any other additional amounts accrued under the Notes and the Derivatives, (b) the Equity Option Debt is free and clear of all claims, liens and encumbrances; and (c) it has full power and authority to vote, consent, exchange, assign, release, tender and transfer the Equity Option Debt.

3.	Consummation of the Restructuring Agreement.

In order to accomplish the final settlement of the New York Litigation, in furtherance of the Restructuring Agreement, CIESA, PESA, EPCA and PAMPA agree to replace the Amended Share Issuance and Transfer Steps agreed in the Fourth Amendment with the Debt Restructuring Step and the Share Transfer Steps provided in clauses 3.1 and 3.2 below. The MSA Trustee acknowledges and accepts such agreement.

3.1. Debt Restructuring Step.

CIESA, PESA, EPCA and PAMPA unconditionally and irrevocably agree that on the date of this agreement: (i) PESA declares that it has no claim -of any nature whatsoever-against the MSA Trustee, (ii) in exchange for USD46,033,917 (United States Dollars forty-six million thirty-three thousand nine hundred seventeen) of principal amount owed to PI under the Equity Option Debt: (ii.i) CIESA irrevocably designates and appoints PI as sole and exclusive beneficiary of the two hundred fifty five million, five hundred twenty seven thousand, four hundred seventy seven (255,527,477) Existing CIESA Shares held by the MSA Trust plus the MSA Trust’s ownership interest in the two (2) Existing CIESA Shares that are currently jointly owned by the MSA Trust and PESA (all such shares, the “MSA Trust Shares”) and, accordingly, PI becomes the sole “Beneficiario” and “Fideicomisario” under the MSA Trust (as defined therein) which, among others, grants PI the right to receive the ‘‘Bienes Fideicomitidos” (as defined in the MSA Trust) (which include the MSA Trust Shares, which shall be received by PI following approval of the Regulatory Authorities), and (ii.ii) CIESA also assigns to PI the rights it may have as “Beneficiario” and “Fideicomisario” under the MSA Trust to instruct the MSA Trustee and to receive any proceeds of (or in the form of) the Bienes Fideicomitidos, all in accordance with the terms and conditions of the MSA Trust and in its capacity of “Beneficiario” and “Fideicomisario” under the MSA Trust (all such transactions herein defined as the “Debt Restructuring Step”). Each Party hereto hereby irrevocably and unconditionally consents and agrees that all and any rights of PI granted hereunder in connection with the MSA Trust may be assigned or otherwise transferred by PI without any further consent or authorization of any of such other Parties; provided, however, that such assignee must comply with all of the anti-money laundering regulations in place at such time.

3.2.	Share Transfer Steps.

3.2.1. Upon granting of the Regulatory Approvals and completion of the remaining Amended Conditions Precedent (as listed in Section 4 below), the Equity Option Consummation Date shall occur on which the following steps shall be implemented (hereinafter, the “Share Transfer Steps”):

a) the MSA Trustee on behalf of the MSA Trust shall transfer the MSA Trust Shares and the remaining MSA Trust’s assets (“Bienes Fideicomitidos”) to PI in its capacity as “Beneficiario” and “Fideicomisario” under the MSA Trust and in accordance with the terms of the MSA Trust, and the MSA Trustee shall no longer be a shareholder of CIESA nor continue to hold other “Bienes Fideicomitidos”, except for those reserves to cover payment obligations that the MSA Trustee is entitled to create in accordance with the MSA Trust;

b) the exchange of the TGS B Exchanging Shares between PAMPA and EPCA for its Sixty Three Million Eight Hundred Eighty One Thousand Eight Hundred Seventy (63,881,870) CIESA Shares originally provided in the Restructuring Agreement shall not occur, and EPCA shall remain as shareholder of CIESA and, except as specifically provided herein, for all purposes will act as a single party together with PAMPA;

c) all of the Class B Shares held by PESA shall be converted into Class A Shares, and all of the Class A Shares then held by PAMPA and EPCA shall be converted into Class B Shares, in such a manner that of the total 638,818,696 ordinary outstanding shares of CIESA: (A) PESA will hold 319,409,348 issued and outstanding Class A Shares and such Class A Shares shall represent fifty percent (50%) of the Capital Stock and voting rights of CIESA, (B) PAMPA will hold directly or indirectly 319,409,348 issued and outstanding Class B Shares that shall represent fifty percent (50%) of the Capital Stock and voting rights of CIESA, which shall be held forty percent (40%) directly by PAMPA or through a PAMPA subsidiary, and ten percent (10%) through PAMPA’s wholly owned subsidiary EPCA. In order to comply with such final distribution of shares, once the MSA Trustee transfers its ownership interest in the two (2) Existing CIESA Shares that are currently jointly owned by the MSA Trust and PESA to PI in accordance with Section 3.1 hereof, PI and PESA shall vote: (i) the conversion of one (1) of such Existing CIESA Shares into one (1) Class A Share and (ii) the conversion of the remaining Existing CIESA Share into one (1) Class B Share, PESA and PI shall exchange their ownerships in such two (2) Existing CIESA Shares so that the new Class A Share be owned by PESA and the new Class B Share be owned by PI;

d) the shareholders agreement dated as of August 29, 2005 entered into by and among EPCA, PESA and the MSA Trustee, shall be deemed terminated in all respects, and shall no longer be in force and effect, and shall be replaced by the CIESA Amended Shareholders Agreement (as defined in the Fourth Amendment) and shall be valid by operation of law on the Equity Option Consummation Date;

e) the MSA Trustee’s acts shall be approved by all parties to the MSA Trust (including PI as the new “Beneficiario” and “Fideicomisario”) other than the MSA Trustee; and

f) (i) a board of directors meeting in CIESA shall take place accepting the resignations of the directors appointed by the MSA Trustee on behalf of the MSA Trust, and convening for a shareholders’ meeting in CIESA to consider the resignations and acts of such directors, (ii) a shareholders’ meeting in CIESA shall take place approving the resignations and acts of such resigning directors; (iii) a board of directors meeting in TGS shall take place accepting the resignations of the TGS’ directors appointed by CIESA as per the MSA Trustee’s instructions and convening for a shareholders’ meeting in TGS to consider the resignations and acts of such directors; (iv) a board of directors meeting in CIESA shall take place appointing a representative to attend to the TGS’ shareholders meeting mentioned in (iii) and instructing such representative to approve the resignations and acts of TGS’s resigning directors.

3.2.2. CIESA, PESA, EPCA and PAMPA agree that they may modify the Share Transfer Steps as they deem convenient, provided however that such modification must result upon completion in the structure of ownership of CIESA described in 3.2.1.c) above.

3.2.3. “Equity Option Consummation Date” is hereinafter defined as the date on which the Share Transfer Steps shall occur. Each of the Share Transfer Steps described above shall be implemented on the Equity Option Consummation Date and shall be deemed to have been taken and occurred simultaneously. Each of the Share Transfer Steps shall be conditioned on the performance of all of the other Share Transfer Steps on the Equity Option Consummation Date. None of the Share Transfer Steps will be implemented unless all the remaining Share Transfer Steps are also implemented on the Equity Option Consummation Date.

3.3. Other Provisions.

3.3.1. In accordance with the terms and conditions of the MSA Trust, CIESA hereby irrevocably instructs the MSA Trustee (a) to participate with CIESA, PESA, EPCA and PAMPA in the implementation of all proceedings required for obtaining the Regulatory Approvals still pending to consummate the transfer of the MSA Trust Shares held by it to PI in its capacity as “Beneficiario” and “Fideicomisario” under the MSA Trust and in the terms provided herein; and (b) to make the foregoing delivery of the “Bienes Fideicomitidos” (including the MSA Trust Shares) to PI in its capacity of “Beneficiario” and “Fideicomisario” under the MSA Trust, on behalf of the MSA Trust upon obtaining the Regulatory Approvals and in the terms provided herein.

3.3.2. For the avoidance of doubt, it is hereby clarified that (a) any obligations of PAMPA under this Fifth Amendment may be fulfilled by any of IAI, PI or Pampa Energia (and that performance by one such Party will discharge the obligations of each and all of such Parties), and (b) any rights of PAMPA under this Fifth Amendment may be exercised by any of IAI, PI or Pampa Energia (as indicated in writing by Pampa Energia).

3.3.3. CIESA hereby delivers to PI a duly executed original counterpart of the MSA Trust.

3.3.4. In the event that (i) the MSA Trust Shares currently held in the MSA Trust (representing 40% of the issued and authorized voting capital of CIESA) are transferred to any party other than PI or any affiliate thereof, or (ii) if at any time PI assigns to a bona fide third party (other than an affiliate thereof) its rights as “Beneficiario” and “Fideicomisario” under the MSA Trust, PAMPA agrees that all of the issued and outstanding shares of capital stock of EPCA and/or all of the issued and outstanding shares of capital stock of CIESA held by EPCA shall be dragged along, sold and transferred and/or assigned by PAMPA in addition to such MSA Trust Shares; provided, however, that this Section 3.3.4 shall not apply to any transfer or assignment that PI may execute in order to secure any of its financial obligations, except in the case of enforcement of the security agreement pursuant to which such transfer or assignment has been made.

3.3.5. In the event that all of the issued and outstanding shares of capital stock of EPCA and/or all of the issued and outstanding shares of capital stock of CIESA held by EPCA are transferred to any party other than Pampa Energia or any affiliate thereof, PI agrees that its rights as “Beneficiario” and “Fideicomisario” under the MSA Trust shall be dragged along, sold and transferred and/or assigned by PAMPA in addition to such EPCA shares or CIESA shares held by EPCA; provided, however, that this Section 3.3.5 shall not apply to any transfer or assignment that PAMPA may execute in order to secure any of its financial obligations, except in the case of enforcement of the security agreement pursuant to which such transfer or assignment has been made.

4.	Amended Conditions Precedent.

CIESA, PESA, EPCA and PAMPA agree (and the MSA Trustee acknowledges and accepts such agreement) that consummation of the Equity Option Consummation Date is subject only to the following Conditions Precedent, which replace and supersede the conditions precedent stated in Sections 8.1 and 8.2 of the Restructuring Agreement, as had been amended under clause 4 of the Fourth Amendment:

(a) all necessary authorizations and approvals from the ENARGAS (already obtained as indicated above) and the Argentine Comisión Nacional de Defensa de la Competencia have been obtained and continue to be valid and effective (collectively, the “Regulatory Approvals”): and

(b) the CIESA Corporate Resolutions shall have been passed and the Amended CIESA Corporate Resolutions Minutes executed, a provisional form of which is attached as Exhibit B.

5.	Continuing Effect: No Other Amendments.

5.1. CIESA, PESA, EPCA and PAMPA expressly agree (and the MSA Trustee acknowledges and accepts such agreement) that the provisions of the Restructuring Agreement will be binding among them, with the exception of any provisions that conflict with this Fifth Amendment, which in such case will be superseded and replaced by the provisions of this Fifth Amendment; provided, however, that no provision of neither the Restructuring Agreement nor the Fifth Amendment shall jeopardize, diminish or affect -in any manner whatsoever- the MSA Trustee’s rights under the MSA Trust.

5.2. The provisions of the MSA Trust are neither modified nor amended by the Settlement Agreement nor by this Fifth Amendment. Therefore, its terms and conditions remain unaffected.

5.3. The provisions of this Fifth Amendment shall become effective as from the signing of this Fifth Amendment by the Parties hereto.

6.	No Admissions.

Nothing contained herein shall be construed as an admission of liability of any of the matters alleged in the New York Litigation or otherwise, and neither this Fifth Amendment, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as or deemed in any judicial, out-of-court, arbitration or other proceeding, to be evidence of, or a presumption, concession, or admission by any Party to the New York Litigation of, the truth of any fact alleged or the validity of any claim that has been, could have been or in the future might be asserted against any of them, or of any liability, fault, wrongdoing or otherwise by any of them. Notwithstanding anything to the contrary herein, no provision of this Fifth Amendment shall be construed to affect either side’s position with respect to the statute of limitations applicable to the Notes or Derivatives (namely, on the one hand, the position of PESA, CIESA, and the other counterclaim-defendants in the New York Litigation that the statute of limitations period has expired, or, on the other, IAI and AEI’s position that the statute of limitations period has not expired).

This Offer Letter shall remain open for acceptance by PESA, PAMPA, EPCA and the MSA Trustee until 5:00 p.m. (New York time) on July 13, 2012, and shall be deemed accepted upon performance by all of such Parties of any action resulting from such acceptance, including the execution by all Parties of a letter addressed to the MSA Trustee and acknowledged and agreed by the MSA Trustee, designating PI as sole and exclusive beneficiary of the MSA Trust Shares.

This Offer Letter shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours.

COMPAÑIA DE INVERSIONES DE ENERGÍA S.A.
By:
Name:
Title: